EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of PrivateBancorp, Inc. as of December 31, 2006:

Jurisdiction of
Subsidiary	Incorporation or Organization
The PrivateBank and Trust Company	Illinois
Lodestar Investment Counsel, LLC (a subsidiary of The PrivateBank and Trust Company)	Delaware
The PrivateBank	Federal
PrivateBancorp Statutory Trust II	Delaware
Private Investment Limited Partnership I	Illinois
The PrivateBank Mortgage Company, LLC	Illinois
PrivateBancorp Statutory Trust III	Connecticut
The PrivateBank	Michigan
Bloomfield Hills Statutory Trust I	Delaware
TrustCo, Company	Missouri
The PrivateBank	Georgia